UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53089
CUSIP NUMBER:	40416H 106

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

HCi VioCare
Full Name of Registrant

Former Name if Applicable

Centrum Offices, 38 Queen Street
Address of Principal Executive Office (Street and Number)

Glasgow, Scotland, UK G1 3DX
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the nine month period ended September 30, 2014 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.   The financial statements were not finalized in time for the Company’s auditors to complete their review by the filing date of November 14, 2014.  The Company expects to file on the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sotirios Leontaritis	(808)	178-4373
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
The Company has generated $1,172 in revenue for the nine months ended September 30, 2014 and $nil in revenue for the same period ended September 30, 2013. Operating expenses for the nine months ended September 30, 2014 and 2013 were $2,642,687 and $ 20,253 respectively, consisting of office rent, office expenses, travel and entertainment expense, consultancy fees, professional fees and amounts expended on research and development.  The substantial increase in operations is primarily the result of the Company’s commencement of operations in the healthcare innovation sector through technology development and marketing of prosthetics and orthotics (P&O) and diabetes related products, and preparations for the operation of P&O total rehabilitation clinics.  As a result during the current nine month period ended September 30, 2014 the Company incurred research and development expenses of $2,319,993, including costs incurred related to the acquisition of several innovative technologies, consultancy fees of $109,572 and depreciation expenses of $3,101, with no similar expenses during the prior comparative nine month period ended September 30, 2013.

Additionally, during the current nine month period professional fees increased from $7,005 (2013) to $75,316, office rent increased from $3,200 (2013) to $34,978, associated office expenses increased from $9,167 (2013) to $50,676, and travel and entertainment expenses increased from $881 (2013) to $50,223.

The Company expects to report a net loss for the nine months ended September 30, 2014 of $2,653,260 as compared to net losses of $20,253 in the same period in 2013, including current period losses from other income and expenses of $38,174  (2013 - $Nil) and a gain on foreign currency transaction of $27,601 (2013 - $ Nil).

HCi VioCare
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2014	By:	/s/ Sotirios Leontaritis
		Name:	Sotirios Leontaritis
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).